

July 28, 2022

Moishe Gubin
Chief Executive Officer
Strawberry Fields REIT, Inc.
6101 Nimtz Parkway
South Bend, IN 46628

> **Re: Strawberry Fields REIT, Inc.**
> **Registration Statement on Form 10**
> **Filed May 31, 2022**
> **File No. 000-56451**

Dear Mr. Gubin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alfred G. Smith, Esq.